ArcelorMittal 6-K

Exhibit 99.1

press release

ArcelorMittal makes further investment in Form Energy via XCarb® Innovation fund

4 October 2022, 16:30 CET

ArcelorMittal today announces it has invested a further $17.5 million in Form Energy Inc. (‘Form Energy’ or ‘Form’) via its XCarb® Innovation fund. The investment, which is part of Form’s oversubscribed $450 million Series E financing round, is the second investment ArcelorMittal has made in the company, following its initial investment of $25 million announced in July 2021.

Form Energy was founded in 2017 and is developing, manufacturing, and commercialising a new class of cost-effective, multi-day energy storage systems that will enable a reliable and fully renewable electric grid year-round. It is currently engaged in a robust site selection process for its first full scale battery manufacturing facility. Starting with identifying over 100 initial sites across 16 states, Form has narrowed the site selection to three states and expects to make an announcement in this regard before the end of the year.

At the time of ArcelorMittal’s initial investment in Form, the two parties also signed a joint development agreement to explore the potential for ArcelorMittal to provide direct reduced iron (‘DRI’), tailored to specific requirements, to Form as the iron input into their battery technology. Work falling under this agreement to define the operational modifications to produce a specially modified DRI product for Form Energy’s batteries has progressed well and plans are being put in place for larger scale production trials.

Commenting, Irina Gorbounova, head of the XCarb® Innovation fund, ArcelorMittal, said:

“Form has made exciting progress in advancing the development of its technology since our initial investment last year, and we are pleased to further extend our involvement with them as they work towards establishing their first large scale manufacturing facility.

“Steel plants operate on a 24/7 basis so as we evolve our manufacturing processes to incorporate clean energy sources, sourcing solutions to overcome the intermittent nature of renewable energy has an important role to play in our decarbonisation journey. Companies like Form exemplify why we established the XCarb® Innovation fund; they can play an important role in helping our industry’s transition. Investing and partnering with companies through our fund not only helps them to develop their technologies faster, but it also leaves us well placed to directly benefit as the technology matures to industrial scale.”

The XCarb® Innovation fund was launched in March 2021. The fund supports ArcelorMittal’s ambition to lead the decarbonisation of the global steel industry. It builds on the industry-leading suite of decarbonisation technologies ArcelorMittal is developing and deploying by investing in companies which are developing technologies which hold the potential to support and accelerate the transition to low-carbon emissions – and ultimately net zero – steelmaking.

Since launch the fund has made investment commitments totalling $197.5 million, investing in companies developing technologies across several domains including: carbon capture, utilisation and storage; disruptive hydrogen technologies; clean energy technologies; and long-duration, large-scale energy storage technologies. Via the fund ArcelorMittal is also a founding partner in Breakthrough Energy’s Catalyst program, a venture founded by Bill Gates which aims to combine public and private finance to ensure widespread adoption of next-generation clean technologies.

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel company, with a presence in 60 countries and primary steelmaking facilities in 16 countries. In 2021, ArcelorMittal had revenues of $76.6 billion and crude steel production of 69.1 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our purpose is to produce ever smarter steels that have a positive benefit for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com